January 5, 2017

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, AG
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 001-32938

Dear Mr. Rosenberg:

On behalf of Allied World Assurance Company Holdings, AG (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed February 22, 2016 (the “Form 10-K”), contained in the letter, dated December 22, 2016 (the “Comment Letter”).

We have set forth the Staff’s comment below with the Company’s corresponding response and have numbered the item to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

General

1.              You state in response to comment 1 in our letter dated November 16, 2016 that you have not had contacts with the governments of Syria and Sudan, or with entities targeted by sanctions applicable to Syria and Sudan. As requested, please tell us about any direct and indirect contacts with Syria and Sudan, including contacts that do not relate to the governments of these countries or sanctioned parties. For instance, you imply in your response to comment 2 that you may have indirect third-party exposure to Syria and Sudan that you do not believe would result in a material investment risk to your security holders. As requested, please describe these exposures to us and provide the information requested in comment 2 of our letter dated November 16, 2016.

Response: We can confirm that the Company and its subsidiaries have had no direct or indirect contracts, agreements or other commercial arrangements with the governments of Syria or Sudan, entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Syria or Sudan.  We can also confirm that the Company and its subsidiaries have had no direct or indirect contacts with any non-government entities of these countries or sanctioned parties.

Should you have any questions concerning this letter, please call the undersigned at (646) 794-0509 or Kent Ziegler, Chief Accounting Officer, at (646) 794-0587.

Very truly yours,

/s/ Thomas A. Bradley

Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:           Keira Nakada, SEC

Sasha Parikh, SEC

Denis P. Mulcahy, Deloitte & Touche LLP

Wesley D. Dupont, Esq.

Ted Neos, Esq.

Kent Ziegler

Joseph Roesler